Exhibit 99.1

ACTION REQUIRED BEFORE POTENTIAL BANKRUPTCY

If shareholders do not approve the merger, outstanding ordinary shares likely will cease to have any value

Price per ordinary share increased to an estimated $0.42 – $0.50

This is a new shareholder meeting and all shareholders of record as of March 20, 2018 need to vote again regardless of whether they voted at the previous extraordinary meeting of shareholders held in February 2018

April 10, 2018

Dear Rosetta Genomics Shareholder,

We are urgently seeking your proxy vote FOR approval of the proposed merger of Rosetta Genomics with a subsidiary of Genoptix, Inc. We wish to emphasize that the Board of Directors has explored many different strategic alternatives and concluded that this merger provides the best option for shareholders. If the merger is not completed, the Company’s shareholders will not receive any payment for their shares in connection with the merger. In addition, Rosetta Genomics will likely be insolvent (from a cash flow perspective) with no ready options for obtaining additional liquidity. As a result, we might have to file for bankruptcy protection or become subject to an involuntary petition for bankruptcy filed against us by our creditors.

Based on executive and other employee departures, we expect to pay less severance and issue fewer shares upon vesting of RSUs in connection with the merger than we previously anticipated. We are therefore increasing the projected consideration to be received by the shareholders of the Company in the merger to an estimated $0.42 to $0.50 in cash, without interest and less any applicable withholding taxes, for each ordinary share of the Company held immediately prior to the effective time of the merger.

Please take immediate action to vote your Rosetta Genomics shares, preferably by internet or telephone, by following the proxy voting instructions you received by mail. The proxy statement remains available for your review and reference on the SEC’s website on Form 6-K with a filing date of March 13, 2018 or at the following link: https://www.sec.gov/Archives/edgar/data/1362959/000157104917008767/tv482171_ex99-1.htm.

•	Voting by phone: Call 888-505-6583 and provide your name, address and the number of shares you own
•	Voting by internet: go to www.proxyvote.com and enter the control number from your proxy card

If you have any questions regarding the meeting or need assistance in voting your shares, please call our proxy firm, Georgeson LLC, toll-free at 888-505-6583 or Ron Kalfus, CFO of Rosetta Genomics at 949-587-7522. You may be able to vote your shares over the phone by providing your name, address and the number of Rosetta Genomics shares you own. Our representatives can tell you the voting options that are available to you.

Thank you for giving this important matter your immediate attention.

Very truly yours,

Brian A. Markison

Chairman of the Board

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the merger, Rosetta Genomics has submitted relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ROSETTA GENOMICS AND THE MERGER. The proxy statement, proxy card and certain other relevant materials and any other documents submitted by Rosetta Genomics to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully before making any voting or investment decision with respect to the merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this letter contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, but are not limited to, the consequences to Rosetta Genomics of failing to complete the merger transaction. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Rosetta Genomics and its industry as of the date of this letter. We undertake no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Rosetta Genomics may be unable to satisfy conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (4) risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger; (5) impact of the merger on relationships with commercial counter-parties; and (6) other risks that may result in the merger not being consummated within the expected time period or at all, as well as the risks described in the filings made by Rosetta Genomics with the SEC. For more details, please refer to the filings made by Rosetta Genomics with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.